UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2016

On February 24, 2017, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2016 as follows:

•	Date and Time: March 24, 2017, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2016

2)	Amendment of the articles of incorporation

3)	Appointment of directors (one non-standing director and six non-executive directors)

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee*

5)	Appointment of members of the Audit Committee, who are non-executive directors

6)	Approval of the aggregate remuneration limit for directors

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominee for Non-Standing Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Hong Lee	April 1958	1 year	No

•    Senior Executive Vice President, Shared Service Group, Kookmin Bank (Current)

•    Senior Executive Vice President, Strategy & Finance Planning Group, Kookmin Bank

•    Senior Executive Vice President, Corporate Banking Division, Kookmin Bank

•    Executive Vice President, SOHO Business Supporting Division, Kookmin Bank

•    Executive Vice President, HR Division, Kookmin Bank

•    Head of South Regional Head Office, Kookmin Bank

•    Head of the Middle East Corporate Business Supporting Office, Kookmin Bank

Nominees for Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Young Hwi Choi	October 1945	1 year	No	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	-

Suk Ryul Yoo	April 1950	1 year	No

•    Advisor, Samsung Electronics Co., Ltd. (Current)

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

President & CEO, Jungmok

Michael Byungnam Lee	September 1954	1 year	No	• President & CEO, LG Academy • Executive Vice President, Human Resources, LG Corp. • Vice President, LG Academy • Assistant Professor, Georgia State University • Assistant Professor, California State University • Project Analyst, Daewoo Industrial Co., Ltd.	-

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Jae Ha Park	November 1957	1 year	No	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	-

Eunice Kyonghee Kim	March 1959	1 year	No	• Professor, Ewha Law School (Current) • Deputy CEO & Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer, General Counsel & Registered Director, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member of Advisory Committee, National Human Rights Commission of Korea • Member, Financial Development Committee	-

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Jongsoo Han	October 1960	1 year	No	• Member, IFRS Interpretations Committee (Current) • Professor, Ewha Womans University (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	-

Stuart B. Solomon	July 1949	2 years	Yes	• Chairman, MetLife Korea • President & CEO, MetLife Korea • Executive Vice President & Representative Director, MetLife Korea • Executive Managing Director, MetLife Korea	-

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee*

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jongsoo Han	October 1960	1 year	No

•    Member, IFRS Interpretations Committee (Current)

•    Professor, Ewha Womans University (Current)

•    Member, Korea Accounting Deliberating Council, Financial Services Commission

•    Vice President, Korea Accounting Association

•    Member, Korea Accounting Standards Board

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Suk Ryul Yoo	April 1950	1 year	Yes

•    Advisor, Samsung Electronics Co., Ltd. (Current)

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

Jae Ha Park	November 1957	1 year	Yes

•    Senior Research Fellow, Korea Institute of Finance (Current)

•    Deputy Dean, Asian Development Bank Institute

•    Vice President, Korea Institute of Finance

•    Vice Chairman, Korea Money and Finance Association

•    Senior Counselor to the Minister, Ministry of Economy and Finance

•    Outside Director, Shinhan Bank

•    Outside Director, Daewoo Securities

•    Outside Director, Jeonbuk Bank

Eunice Kyonghee Kim	March 1959	1 year	No

•    Professor, Ewha Law School (Current)

•    Deputy CEO & Chief Compliance Officer, Hana Financial Group Inc.

•    Managing Director & Chief Compliance Officer, Citibank Japan Inc.

•    Executive Vice President & Chief Legal Officer, Citibank Korea Inc.

•    Managing Director, Compliance Officer, General Counsel & Registered Director, Citigroup Global Markets Korea Ltd.

•    Vice-Chairperson, International Association of Korean Lawyers

•    Member of Advisory Committee, National Human Rights Commission of Korea

•    Member, Financial Development Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 24, 2017	By: /s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer